UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

3rd quarter of 2023
(BRGAAP)



Santander

santander.com.br/ri/home-en

Index

Earning Release 3rd quarter of 2023 (BRGAAP)

This quarter, we consolidated our strategy and enhanced the quality of our portfolio, with positive evolution of our NPL ratios. The short-term ratio reached its best level since 1Q22, reinforcing the trend of an improvement in the cost of credit over the periods ahead and allowing us to gradually resume portfolio growth. We highlight the solid increase in volumes, especially in funding, driven by the acceleration of our funding plan, as well as the evolution of strategic businesses, which brings a positive perspective for the clients NII. We also observed a more favorable outlook for fees, contributing to the diversification of our results. We continued our progress on the 2023 strategic priorities:

Customer base monetization and loyalty: 3% growth in our loyal customer base in the quarter, which is directly correlated with the enhancement in satisfaction. As key pillars, we underscore (i) payroll, (ii) Select, a segment in which we are already very close to meeting our ambition of 1 million customers by December 2023, (iii) Investments, with accelerating net inflows in retail and AAA making strides in its acceleration plan, while Toro shows exponential growth, along with substantial synergy potential within our ecosystem, and the Private segment posting record results in funding and revenues. In (iv) Cards and Loyalty, an important lever for loyalty, we have increased our card sales, although at significantly lower levels than those seen in 2021, confirming a solid and structured process of gradual resumption, and Esfera with cross-selling opportunities.

Expansion of strategic businesses driving growth: in (i) Companies, we are building the best offering for businesses in the country, and as a result, we are already seeing a remarkable increase in total revenue. In the Large Corporates segment, we maintained our prominent position across multiple business areas and accelerated our loan and private securities portfolio. In SMEs, we are resuming loan growth, which will support our goal of doubling the size of this business over the medium term. (ii) In Consumer Finance, we established strategic partnerships that reinforce our market leadership and attained record origination. (iii) In payroll loans, we sustained rapid portfolio growth, exceeding that of Brazil's national financial system. (iv) In Agribusiness, our portfolio totaled R$ 49 billion, very close to our ambition of R$ 50 billion by December/23.

Innovation and technology: we are constantly strengthening our culture of productivity and cost management, always focused on providing the best experience for our customers. Over the past 5 years, we have reduced our unit cost per transaction by half, while also increasing the number of transactions. Our technology teams are fully integrated with the business, enabling us to operate with 27 business domains and achieving significant progress in the maturity of these structures.

On that note, we continue our history of growth and profitability, with business expansion, loyalty, evolution of growth levers, and constant transformation, together with our customers, employees, shareholders, and society.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 3Q23

Expanded Loan Portfolio
R$ 625.5 billion (+1.3% QoQ and +7.9% YoY)
Individuals and SMEs were the highlights

Net Interest Income
R$ 13.4 billion (-1.2% QoQ and +2.1% YoY)
Markets NII improves and Clients NII presents a positive outlook

NPL 90 days
3.0% (-0.3 p.p. QoQ and stable YoY)
Notable improvement in the quarter, largely driven by individuals

Fees
R$ 5.1 billion (+6.5% QoQ and +2.8% YoY)
Significant rise in the quarter due to business diversification

Allowance for Loan Losses
R$ 5.6 billion (-6.0% QoQ and +10.8% YoY)
Reduction in the quarter consolidates our strategy to resume growth

Expenses
R$ 6.0 billion (+0.9% QoQ and +7.5% YoY)
Constant focus on productivity, with a recurring efficiency ratio of 42.2% in 3Q23

Cost of credit | 3M
3.6% (-0.3 p.p. QoQ and -0.7 p.p. YoY)
Improvement is evidence of the consolidation of our strategy

Recurring Net Profit
R$ 2.7 billion
(+18.2% QoQ and -36.0% YoY)

Strategic pillars

Customer centricity

We are a digital bank with branches, available where, how and when the customer desires

We reached 8.9 million loyal customers in September/23, increasing 4% YoY and 3% QoQ. Notably, 69% of our loyal customers are derived from payroll. We continue to foster greater loyalty across our base through strategic pillars such as (i) hyper-personalization, (ii) payroll, (iii) customized investment advisory, and (iv) a comprehensive offer of products and services, partnerships, and loyalty programs, given their profitability potential.

We acquired 5.1 million customers, leveraging the opportunities within our ecosystem and maximizing our potential to generate results through **cross-selling**, resulting in the acquisition of 606 thousand customers via payroll, 346 thousand through Consumer Finance, 338 thousand via Universities, and 201 thousand through Prospera during the past 9 months.

Furthermore, we are transforming our business and service model to ensure an even better customer experience. Each day we are improving our offer, customer support, sales channels, and productivity. Consequently, we have gained a deeper understanding of our customers' profiles, leading to greater **recurrence of our services**. As a result, our net revenue per loyal retail customer has grown by 6% over the year.

We are focused on becoming our clients' primary bank for their financial decisions. Our **customer-centric strategy** translates into healthy growth of our base, especially among loyal customers, and a significant evolution in satisfaction levels, as measured by NPS, particularly in our service channels.

Customers

64.6 million — **total** +12% YoY and +2% QoQ

8.9 million — **loyal** +4% YoY and +3% QoQ

32.0 million — **active** +2% YoY and +1% QoQ

5.1 million — **acquisition** in 9M23

Customer base monetization and loyalty

Payroll	Select
Investments	Cards and loyalty

Business transformation by redesigning the service model

Principality Focus on becoming the preferred bank for customers in their financial decisions

Channels

Multichannel: 96% of customers use two or more channels

Increased first-call resolution rate through the advancement of virtual assistant and speech-to-text technology

Increase in productivity with Generative AI in remote service



Digital Channel
Customer Acquisition and loyalty
Remote Channel
Customer
Full Offering and credit
Physical Channel
Efficiency
External Channel

Offerings

More speed, -60% in model development time

Contextualized offering based on open finance data

Hyper-personalization: 87% of personalized offerings

NPS	Individuals	Companies	Physical (Channels)	Digital (Channels)	Remote (Channels)
	54	39	71	68	67
QoQ	+3 QoQ	+5 QoQ	0 QoQ	+3 QoQ	+7 QoQ
YoY	+3 YoY	+19 YoY	+10 YoY	+6 YoY	+32 YoY

Strategic pillars

Santander Select

Ambition of becoming the leading platform for premium services in Brazil

Together with the transformation of our service model and focus on customer principality and satisfaction, we aim to become the leading platform for premium services in Brazil.

We have evolved in the high-income segment by providing tailored service, available 24/7 with differentiated offerings, financial advisory and a comprehensive investment platform.

In the year, we already reached 968 thousand customers, representing a +44% growth compared to the same period in 2022, with the ambition of reaching 1 million by December 2023. Select customers are an important lever for our business, generating 5 times more revenue than individual retail customers.

Apart from the outstanding rise in revenues, we saw a 19% YoY growth in the loan portfolio, reaching R$ 54.1 billion in September 2023 and representing 23% of the total individual retail loan portfolio.

The segment's expansion, coupled with our constant efforts to enhance the customer experience, has translated into consistent increases in customer satisfaction, with an NPS of 67 in September 2023, 4 points higher than the previous quarter, and 8 points better than 2022.

Select customers (in thousands)


+44%
674
968
Sep/22
Sep/23
Ambition of 1 million in Dec/23

Select customers grew 6x faster than individual retail customers

Loan portfolio (R$ billion)


+19%
45.6
54.1
Sep/22
Sep/23

Accouting for 23% of the individual retail portfolio (+3 p.p. YoY)

Revenue per loyal customer (base 100)


100
121
138
9M21
9M22
9M23

Revenue from loyal Select customers is 5x greater than individual retail customers

Seeking to further expand our offering to our customers, we have launched a comprehensive international offering, providing convenience and exclusive support to our customers.

Launch of a comprehensive international offering

Select Global

- International wire transfer
- Investments in the U.S.
- Currency exchange in cash
- International Concierge

Strategic pillars

Customer base monetization and loyalty | Business Expansion | Innovation and Technology | Culture and People

Through our multichannel approach, we leverage the completeness and accuracy of our offerings with integrated, efficient and available channels, delighting our customers in every interaction.

Focus on customer service in the whole financial cycle

We are **available where, how and when** the customer desires, always exceeding their expectations and needs.

96% of customers use **two** or **more channels**.

Remote Presence 24/7

Digital

With a focus on our customers' experience and constant technological evolution, the channel continues to witness growth in accesses, transactions, sales, and NPS. We reached the mark of 600 million total accesses per month[1] (+10% YoY) and 34 million sales in 9M23, highlighted by investment funds, for which digital sales represented 77% of sales (+6 p.p. YoY), payroll loans, with a 10% YoY growth in the volume of contracts sold, and cards, posting a 16% YoY increase in channel sales. We also continued to make progress with our virtual assistant, which serves 4.6 million customers each month (+44% YoY) for transactions, sales, and after-sales support.

97% of transactions are conducted through digital channels (+1 p.p. YoY)

Remote

Our focus is on efficiency and increased productivity, using generative AI in the channel. During the quarter, we originated over 1.5 million business contracts, with a financial volume of R$ 2.3 billion. We conducted 3.9 million customer service interactions each month, achieving significant improvements in customer satisfaction.

97% first-call resolution rate

Physical Presence

Commercial Network

We continued to expand our service coverage, particularly in strategic regions[2], and seize opportunities stemming from the customer flow through the commercial potential of our stores

2.8 thousand stores and points of sale

10.5 million visits/month

Prospera

Through Prospera, our microcredit platform, we serve more than 1.1 million customers (+20% YoY) across 1,755 municipalities. This quarter, our loan portfolio totaled R$ 3.0 billion (+22% YoY).

1.4 thousand agents (+31 YoY)

External channel

We keep expanding our physical reach and are now present in nearly half of the country's municipalities. As a result, we generated a monthly loan volume of R$ 1.7 billion (+22% YoY).

19 thousand points of sale (+14 thousand YoY)

(1) Portal, Internet Banking and App. (2) Midwest, North e Northeast.

Strategic pillars

Customer base monetization and loyalty | Business Expansion | Innovation and Technology | Culture and People

Cards and Loyalty

Cards as a lever for principality

Through the refinement of our offering, we have achieved growing recurrence of our cards, which is reflected in a 15% YoY increase in spending per customer. This quarter, we selectively resumed growth of cards, with a 37% YoY expansion in the number of cards issued. We have maintained our focus on customers with better risk profile, as evidenced by our quality above the market, with a 43 bps YoY evolution in the over 90 days non-performing loans (NPL), compared to the market's 280 bps YoY. We continue to maintain high levels of profitability, with a 56% YoY growth in loss absorption[1].

NPS[2] 85 +5 QoQ +3 YoY

Best card in the market in 2023[3]

Resumption of growth

Cards issued (base 100)


100
44
38
60
3Q21
3Q22
2Q23
3Q23

Profitability of new vintages

Loss Absorption[1] (base 100)


100
163
156
3Q22
2Q23
3Q23

NPL 90
Asset quality above the market

NPL 90 (Aug/23 vs Aug/22)


+43 bps
+280 bps
Santander
"SFN"[4]

(1) Loss Absorption: representes the number of times that revenues are capable of absorbing losses (Net Interest Income + Fees) / LLP.
(2) NPS at the moment of purchasing the product. (3) By the CONAREC Award – Modern Consumer 2023. (4) Brazilian Financial System.

Esfera Our loyalty platform

Our loyalty platform Esfera creates opportunities for us to increase our revenues by expanding into new market segments, as well as through cross-selling within our own ecosystem. We have reached 41 million visits on the website and app over 9 months, in addition to growing our base of active Esfera customers who are Santander cardholders by 32%. Thanks to cross-selling opportunities, the customer's card spending after Esfera activation rises on average by 50%. As a result of our advancements, Esfera's satisfaction rating has reached 80 points.

- Esfera points
- Marketplace
- Discount
- Incentives

Cross-selling opportunities

+50% card spending after activation in Esfera

NPS 80 +5 YoY

41 million Website/app visits 9M23

+32% YoY Active customers in Esfera who have Santander cards

Strategic pillars

Investments

Acceleration of the funding plan

The **acceleration of our funding plan** is one of our main growth levers. We focus on specialization and proximity, leveraging digitalization and technology to enhance productivity, as well as to provide a comprehensive and targeted offering

Retail investments

We experienced a substantial increase in net inflows in the segment (135% YoY), rising from R$ 7.7 billion in 9M22 to **R$ 18.1 billion** in 9M23.

Revenues +16% YoY

Net inflows +135% YoY

TORO

The acquisition of the totality of Toro[1] brings synergies to our investment ecosystem, with one of the market's best advisory management platforms, maximizing our offering especially in equity products, financial education and engagement in content generation, allowing for greater customer acquisition. Moreover, Toro presents high NPS levels of 86 points (+12 points YoY). Toro continues to experience exponential growth with R$ 17.6 billion in AuC, representing a 91% increase in the year, and 1.4 million customers, a 25% expansion over twelve months.

R$ 7.0 billion of net inflow (+111% YoY)

1.4 million customers (+25% YoY)

Santander AAA

Given the success of our advisory model, we are accelerating our expansion plan. We achieved our ambition, with 1.4 thousand advisors in September/23, and we set a new commitment of reaching 2 thousand by 1Q24. This growing expansion and closer relationship with customers have led to significant gains in net inflow per advisor and NPS, with 84 points (+4 points QoQ).

R$ 2.7 billion of net inflow (+363% vs 4Q22)

R$ 2.2 million of net inflow per advisor (+48% vs 4Q22)

Santander Private Banking

Global expertise and strong local operations

R$ 27.6 billion of net inflow (+121% YoY)

We achieved record net inflow of R$ 27.6 billion in 9M23, marking a rise of +121% YoY. This led us to attain our best performance in the segment, with revenues reaching record levels and showing an increase of 26% over the year. Furthermore, we are continuously expanding our market share, with a 0.6 p.p. YoY[2] growth, while our NPS reaching 85 points, an 8-point rise against the previous year.

(1) Operation pending regulatory approval. (2) Source: ANBIMA, as of August 2023.

Strategic pillars

Companies

Ambition to be the bank of choice for companies

We reached R$ 312 billion in loan portfolio[1] (+10% YoY) and 1.3 million active customers (+1% YoY)

43% growth in total revenues from Corporate and SMEs in two years

SMEs

Ambition to **double this business in the medium term** by expanding the customer base and principality.

Loyal customers represent **55%** of active account holders

Companies with revenues between R$ 30 and R$ 200 million account for **44%** of the loan portfolio, with an NPS of 67 points (+10 points YoY)

We remain focused on acquiring new customers, achieving 45 thousand customers acquired/month, and on profitability, recording an increase of 52% in total segment revenue over two years, with cash management (+9% YoY) and "consórcios" (+37% YoY) standing out. The AA-H loan portfolio reached R$ 65 billion (+3% QoQ).

Leading the way in Open Finance, we were the first bank to empower our business customers with the option to make payments using financial resources from other institutions through our own channels, streamlining and simplifying their payment management.

Large Corporates

Services **tailored** to our customers' complexity and sophistication

Expanded loan portfolio
R$ 237 billion (+11% YoY)

Continuous acceleration in the growth of the loan portfolio and private securities.

The segment's revenues have grown by 33% over the past two years. We are the second largest independent energy trader and, with the aim of expanding in the retail market, we acquired FIT Energia.

We are leaders in trade finance[2], holding a 25% market share, and in foreign exchange[3] for the 9th consecutive year. Moreover, we secured the 3rd position in the local DCM origination[4] ranking, achieving a 14% share. Also, we placed 3rd in the Brazilian ECM[5] ranking in number of deals, and 3rd in the M&A[5] ranking in Brazil in number of deals.

(1) Expanded loan portfolio, considering the AA-H loan book, securities, and guarantees. (2) Source: International Chambers of Commerce. (3) Source: Brazilian Central Bank and Euromoney. (4) Source: ANBIMA. (5) Source: Dealogic.

Strategic pillars

Strategic businesses to boost profitability growth



Agribusiness:
Strengthening the ecosystem

We provide solutions for the entire agribusiness value chain, strengthening our ecosystem. We reached a total portfolio of R$ 48.7 billion (+37% in the year). Furthermore, we continue to use our commercial power in the Agro segment to leverage growth in other businesses within the bank.

The product's revenues have grown 2x in two years, and we prospected R$ 6 billion in loan portfolio in the main industry fairs, meaning a 59% YoY rise.

We also offer automatic credit approval, with harvest predictability. We utilize Optical Character Recognition (OCR) technology to recognize document images, speeding up the lending process and mitigating errors.

R$ 49 billion
loan portfolio
(+37% YoY)

+114%
in revenues
in two years

Payroll loans:
origination pace above the market

Our loan portfolio amounted to R$ 64.6 billion, showing a 12.4% YoY expansion, and we maintained a fast origination pace remained rapid, with both metrics outpacing the market. Our loan quality also remained outstanding, with over 90 days NPL performing better than Brazil's national financial system (SFN). Moreover, the profitability of the new loan vintages continued to evolve, with a 19% increase in loss absorption in the last two years.

We are focused on the digitization and profitability of contracts, totaling 286 contracts digitized and 439 originated in the year.

R$ 65 billion
loan portfolio
(+12% YoY)

Strategic pillars

Consumer Finance

Santander Financiamentos

We strive in delivering convenience and quality to our customers in every touch point, providing an intuitive and simple platform, with a digital offering in which the lending process can be completed with only four clicks. This experience is reflected in an origination NPS of 90 points. In after-sales, we continue to offer high-quality service through exclusive channels for personalized and human assistance, such as Whatsapp Gent&, where we served over 600 thousand customers during the quarter.

With a strong commercial force and extremely robust distribution network, we maintained our leadership in the country's vehicle financing segment, holding a 22% market share in auto loans to individuals[1]. This quarter, we reinforced strategic partnerships, further consolidating us as market leaders. We achieved a record auto loan origination of R$ 10.5 billion during the quarter, representing a 15% increase from last year. We also highlight the record in auto loan origination per business day in September 2023. Our portfolio totaled R$ 66.1 billion (considering the impact of the sale of our entire stake in Banco PSA, whose portfolio amounted to R$ 2.3 billion in Jun/23. Excluding the effect of our stake in Banco PSA for previous periods, the consumer finance portfolio would have grown by 1.4% in the quarter and 0.3% in the year), we originated 240 thousand auto loan agreements in 3Q23, of which 84% were concentrated in clients with better ratings, and we currently hold an origination market share[1] of 21% (+1.0 p.p. YoY). Our auto loan portfolio LTV stood at 51%[2]. Additionally, we continued to explore cross-selling opportunities and attract new customers to the bank, with 346 thousand acquisitions in the year (+15% YoY).

sim. Loan platform

SIM's strategy remains centered on growing with quality with a product mix consisting primarily of collateralized products, resulting in a higher average ticket and enhanced profitability in longer-term operations. Santander's robust ecosystem has enabled a swift expansion of this strategy, leveraging an efficient business to capture market share. Consequently, the average contract ticket size has increased by more than 16% this year, accompanied by the lowest NPL level of the past 18 months.

With a focus on our customers' experience, this quarter we launched the Partners Portal 2.0 for the sale of personal loan products through our banking correspondent and car dealers, featuring a streamlined and enhanced digital journey, along with a cutting-edge technological architecture that ensures high performance and scalability for our operations.

(1) Source: Brazilian Central Bank, as of August 2023. Considering the year-to-date origination result. (2) As of September 2023.

Strategic pillars

Strategic businesses to boost profitability growth

Consórcios: suitable offering for an environment of high interest rates and credit constraints

We continued to invest in digitalization, offering expansion, multichannel distribution, and post-sales improvements, enabling us to achieve R$ 12.3 billion in origination in 9M23 (+18% YoY), highlighted by real estate, which grew by 30% in the year. Our portfolio came to R$ 37.8 billion (+28% YoY), and we saw a 36% YoY increase in product revenues. We also enhanced the customer experience by allowing them to use their credit notes directly through our portal. As a result, 70% of credit notes are now paid within 2 days, and the NPS for awarding has improved by 45 points since December 2022.

R$ 12 billion origination in 9M23 (+18% YoY)

Mortgage loans: focus on the customer journey

With a focus on the customer journey, we made the digital signature and electronic registration available to our customers, enabling a fully digital process with structured data sent directly to the notary. At the same time, we are continuously working on reducing the lead time[1] to issue products, which dropped by 4.5% in the quarter and 14.3% in the year. We reached a 7.8% market share in origination for individuals (+1 p.p. YoY), and the loan portfolio reached R$ 61 billion (+6% YoY and +2% QoQ). Our NPS score stands at 84points (+6 points YoY).

R$ 61 billion loan portfolio (+6% YoY)

Home-equity: market leadership[2]

UseCasa, our home-equity product, achieved a loan portfolio of R$ 4.3 billion, representing a 12% increase over the year.

Meanwhile, UseImóvel, which caters to the Corporate and SMEs segment, maintained a strong pace, growing its loan portfolio by 116% in the year, along with a 218% YoY increase in origination in 3Q23.

21% portfolio market share[3] Use Casa

(1) Considering the length of time between the submission of all paperwork and the signing of the agreement.
(2) Among privately-owned banks.
(3) Source: Abecip, as of August 2023.

Strategic pillars

Insurance

We totaled **R$ 7.9 billion** in premiums written in 9M23 and remained a standout in personal insurance, where we attained a **12%** market share in premiums (+2p.p. YoY), and in personal accident insurance, achieving a **14%** market share.

Santander Corretora

Under the Open insurance segment, which refers to insurance products unrelated to credit, we issued **R$ 3.5 billion** in premiums in 9M23. During the quarter, we launched an insurance product with tag installation for tracking vehicles. Additionally, we also started offering the Protected Card Insurance in the Way app.

helpS

By expanding sales through physical and remote channels, we achieved the milestone of **50 thousand active customers** in our portfolio. This quarter, we introduced the helps Health product, which provides access to an extensive network of clinics and laboratories, as well as discounts on medications, having already recorded more than 23 thousand sales during the period.

Santander Auto

Insurtech

30% of all Consumer Finance loans are contracted with insurance (+4 p.p. YoY). We issued **R$ 317 million** in gross premiums year-to-date, a 26% growth over the past twelve months.

Auto Compara

Insurtech

100% online auto insurance offering. With over **2.2 million** accesses to our website, we issued **R$ 514 million** in gross premiums in the year. Keeping the customer in mind, we continued to expand our portfolio, complementing the range of insurance companies on our platform.

Strategic pillars

Ecosystem expansion

Management and securitization of non-performing assets

Return, our company specialized in managing and securitizing non-performing assets, achieved a Shareholders' Equity of R$ 2.5 billion in the quarter. We continued to explore cross-selling opportunities within the ecosystem, leveraging the flow of customers and the reach of our businesses. Aiming at an enhanced customer experience, we continued to invest in the development of systems and portals, offering simpler and more intuitive journeys.

emdia, our debt renegotiation company, provides customers with the opportunity to renegotiate both through a human channel and online - accessible 24/7. This quarter, we increased by 10% the effective contact with customers. Moreover, with the customer in mind, we also invested in the use of technology, focusing on hyper-personalization and a multichannel journey.

Corporate benefits and expense management

Corporate benefits and expense management company. In July 2023, we announced a strategic partnership to establish a joint venture between Ben and Sodexo/Pluxee, subject to regulatory approval, which will allow our expansion into corporate benefits.

Strategic pillars

Technology as a driver of growth

Our culture of productivity and cost management drives continuous improvement in the customer experience

We are a digital bank with branches, placing a strong emphasis on digitalization and simplification of our customers' experience. Our culture of productivity and efficiency drives continuous improvement in the customer experience. In this regard, our app for individuals has been highly rated by our customers in both the Apple Store and Play Store (4.7/5), among the top banking apps. Furthermore, we have the best digital stability performance according to Downdetector, which measures the availability of our services through user mentions, achieving a significant decrease in the number of mentions (-49% YoY). Additionally, with a focus on boosting productivity, we started using generative AI in our remote channel.

We continued to invest in the modernization of our infrastructure, strengthening security with agility and scalability in our operations. We reached 94% of our operations running in the cloud, marking a 2.1 p.p. increase over the quarter.

In addition, we have enhanced our availability through a hybrid cloud approach, employing a mature strategy, while being the only bank in Latin America with a Tier IV data center. We achieved a 23% increase in deployments this year, 86% automatically. Furthermore, we made progress in personalized offerings through Open Finance statement data.

F1RST Digital Services, our technology business with a culture aligned with our ambition, innovating and accelerating our business forward, currently has over 5 thousand employees (+43% YoY), with an eNPS of 81 and a 9 p.p. decrease in turnover in the year. Moreover, our technology teams are integrated with the business, focusing on results and transformation. We operate with 27 business domains and have already made progress in advancing these structures.

Thanks to these initiatives, we are consistently lowering the unit cost per financial transaction, even though we are also witnessing higher transactionality.


Total transactions (billion)
Unit cost (base 100)
2.7
3.0
3.0
4.4
5.7
6.8
100
91
94
68
54
48
-52%
in transaction unit cost over 5 years
9M18
9M19
9M20
9M21
9M22
9M23


Obsession with customer experience
Agility and Scalability
Technology teams integrated with the business

Strategic pillars

Customer base monetization and loyalty | Business Expansion | Innovation and Technology | **Culture and People**

Our people are the greatest **lever for delighting our customers**

Our growth story intertwines with the story of our people, and it starts with building a company where everyone is all business, thinking as both a customer and a salesperson, taking responsibility for our customers' experience and for promoting our brand. To achieve this, we continue to strengthen our unique and horizontal culture based on empowerment, proactivity, and diversity, fostering an environment of innovation to leverage our digital transformation.

We were elected the **10th Best Company to Work for** in the national ranking by **GPTW**, ranking 2nd in the Large Banks category.

eNPS[1] **78 Pts**



Diversity & **Inclusion**

35.4% **Black and brown** employees
+6.5 p.p YoY

35.9% **Women** in leadership roles
+3.8 p.p YoY

Santander Academy, **strengthening our culture**

Training aimed at enhancing our customers' experience and streamlining processes. Concepts such as customer centricity, entrepreneurship and innovation, data analysis, and digital mindset.

99% of employees participated in **training** during the year

63% of **internal courses** are taught by our own employees

(1) eNPS (Employee Net Promoter Score) – measurement of employee satisfaction levels.

Strategic pillars

ESG



Environmental:

Commitment to the environment, fostering sustainable businesses, and committed to being Net Zero by 2050

We are committed to the environment by supporting our customers in transitioning towards a low-carbon economy and promoting the bioeconomy. We have joined the Alliance for Sustainable Mobility to provide financial solutions that empower the required infrastructure for electromobility and lower barriers to purchasing electric vehicles.

We structured the Sovereign Sustainable Finance and Mandates Framework for the first issuance of Green Bonds by the National Treasury and participated in the R$ 7 billion Green Debentures issuance by Eletrobras.

CBIOS - Market leader with a 44% market share



Social:

For over 20 years contributing to building a **more inclusive society, with access to education and financial products**

We continue to work with a focus on productive inclusion, contributing to the development of society.

In September, we launched the 21st edition of the Amigo de Valor program ("Valuable Friend program"), which has already raised over R$ 19 million. The program has been operating since 2002 to safeguard the rights of children and adolescents in vulnerable situations, and throughout its history, it has benefited more than 1.6 million children and adolescents in this situation.

In addition, for 25 years we have continuously invested in education through Santander Universities, awarding 140 thousand scholarships this year alone. We also organized the 5th edition of Preparadão, including the first edition in the format of a job fair targeting young individuals looking for their first job, attracting over 10,000 registrants.



Governance:

Promoting ESG in our culture, **permeating throughout all our businesses**

Our governance framework includes the incorporation of ESG into our culture, with the development of internal training and the inclusion of related criteria in executive compensation. As a result of our actions, in August we became part of IDIVERSA B3 index, which recognizes companies with outstanding diversity initiatives, and we were recognized in the Euromoney Awards in the SMEs category, highlighting our achievements in financial inclusion and emerging markets. Santander Brasil has contributed to both financial and banking inclusion in the country. Moreover, the Santander Group was acknowledged as the world's most innovative bank by The Banker magazine and ranked first among banks in Fortune magazine's Change the World list, thanks to our global efforts in education.

Diverse and independent Board of Directors
36% female members and 54% independent members

3rd quarter 2023 Performance Analysis

This quarter, we managed to improve our asset quality and consequently achieved the lowest cost of credit since March/22. This evolution can be attributed to the strategy adopted since the beginning of 2022, which emphasizes selectivity in lending, prioritizing collateralized products and customers with a better risk profile.

Our net interest income declined by 1.2% in the quarter, still affected by our increased selectivity. However, we attained volume growth and a solid performance in the funding NII and we have a positive outlook for the upcoming quarters. The markets NII continued to show a gradual improvement due to the start of the Selic interest rate cuts.

The expanded loan portfolio grew by 1.3% in the quarter, or an increase of 1.0% when disregarding the effect of currency fluctuations. Notably, there was a 1.6% expansion in loans to individuals and a 3.1% growth in SMEs.

In clients funding, we witnessed increases of 4.5% over the quarter and 16% in the year, reflecting our funding acceleration plan, leveraged by our investment ecosystem, with AAA and Toro, accompanied by a record performance of the Private segment.

We experienced significant growth in fees due to stronger transactionality and business diversification, with notable results across almost all business lines, leading to a 6.5% increase in fees during the quarter.

We remain committed to constantly striving for expense control and greater productivity, with a focus on process optimization, product simplification and transaction cost reduction. In the quarter, we saw a 1% rise in expenses owing to investments in business expansion. On the other hand, our recurring expenses fell by 0.5%. As a result, our efficiency ratio decreased by 0.7 percentage points, reaching 42.2% in the quarter.

As a result of the progress made in the lines noted above, we generated a net profit of R$ 2.7 billion in the quarter, representing a 18.2% growth compared to 2Q23. We continue to build a solid balance sheet, expanding our business and increasing the loyalty of our customer base, with the aim of becoming the most frequently used bank by our customers in their financial decisions.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Quarter Highlights (3Q23 x 2Q23)

Recurring Net Profit

R$ 2.7 billion **+18.2%**

Expanded loan portfolio

R$ 625 billion **+1.3%**

Funding from clients

R$ 611 billion **+4.5%**

Clients NII

R$ 14.2 billion **-1.3%**

Markets NII

R$ -0.8 billion **-1.8%**

Cost of Credit | 3M

3.6% **-0.3 p.p.**

Recurring Efficiency

42.2% **-0.7 p.p.**

Recurring ROAE

13.1% **+1.9 p.p.**

Executive Summary

R$ million

	3Q23	2Q23	3Q23 x 2Q23	9M23	9M22	9M23 x 9M22
Results						
Recurring Net Profit	2,729	2,309	18.2%	7,178	11,211	-36.0%
Performance indicators						
Recurring return on average equity [1] - annualized	13.1%	11.2%	1.9 p.p.	11.6%	19.0%	-7.3 p.p.
Recurring return on average asset [1] - annualized	1.0%	0.9%	0.1 p.p.	0.9%	1.5%	-0.6 p.p.
Efficiency ratio[2]	42.2%	42.9%	-0.7 p.p.	42.0%	35.7%	6.2 p.p.
Recurrence raio[3]	85.0%	80.5%	4.5 p.p.	81.7%	85.5%	-3.8 p.p.
Delinquency ratio (15 to 90 days)	4.0%	4.2%	-0.1 p.p.	4.0%	4.3%	-0.3 p.p.
Delinquency ratio (over 60 days)	3.8%	4.1%	-0.3 p.p.	3.8%	3.8%	0.0 p.p.
Delinquency ratio (over 90 days)	3.0%	3.3%	-0.3 p.p.	3.0%	3.0%	0.0 p.p.
Coverage ratio (over 90 days)	230%	214%	16 p.p.	230%	226%	4 p.p.
Balance sheet						
Total Assets	1,162,093	1,096,717	6.0%	1,162,093	1,006,711	15.4%
Loan portfolio	502,626	499,298	0.7%	502,626	484,252	3.8%
Expanded loan portfolio[4]	625,487	617,215	1.3%	625,487	579,860	7.9%
Funding from clients[5]	611,365	585,291	4.5%	611,365	527,297	15.9%
Equity	84,793	84,037	0.9%	84,793	82,406	2.9%
BIS ratio	14.3%	13.5%	0.8 p.p.	14.3%	14.5%	-0.2 p.p.
CET1 ratio	11.2%	10.6%	0.5 p.p.	11.2%	11.3%	-0.1 p.p.

	Sep/23	Jun/23	Sep/23 x Jun/23	Sep/23	Sep/22	Sep/23 x Sep/22
Shares Indicators						
Market Cap (R$ million)	97,711	114,830	-14.9%			
Recurring Net Profit by unit (R$) - annualized	2.93	2.48	18.2%			
Accounting net profit by unit (R$) - annualized	2.84	2.31	23.1%			
Total shares by the end of the period - million[6]	7,444	7,444	0.0%			
Book value by unit (R$)	22.52	22.29	1.0%			
IoC and Dividends[7] - R$ million	1,500	1,500	0.0%			
Other data						
Employees	55,739	55,171	568	55,739	51,214	4,525
Branches and PABs (Mini branches)	2,756	2,887	(131)	2,756	2,999	(243)
Own ATMs	10,153	10,897	(744)	10,153	11,713	(1,560)
Shared ATMs	24,098	24,172	(74)	24,098	24,110	(12)

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 987 million in September 2023, R$ 1,079 million in June 2023, and R$ 1,329 million in September 2022.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses

(4) Including private securities, guarantees (agribusiness receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, mortgage receivables certificates - "CRI", international distribution promissory notes, promissory notes, and guarantees).

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Mortgage Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Amounts paid/provisioned, declared, and apportioned from Shareholders' Equity during the period. On October 10th, the distribution of interest on capital ("IoC") in the amount of R$ 1,120 million and dividends in the amount of R$ 380 million was approved, based on profit for the year calculated up to September 30th, 2023, with payments beginning November 10th, 2023, based on shareholder records as of October 19th, 2023. Thus, in 2023, we have distributed a total of R$ 6,200 million in IoC and dividends.

Managerial Financial Statement

R$ million

	3Q23	2Q23	3Q23 x 2Q23	9M23	9M22	9M23 x 9M22
Net Interest Income	13,413	13,579	-1.2%	40,137	39,311	2.1%
Clients NII	14,240	14,422	-1.3%	42,977	42,285	1.6%
Markets NII	(827)	(843)	-1.8%	(2,840)	(2,974)	-4.5%
Fees	5,123	4,810	6.5%	14,632	14,233	2.8%
Total Revenue	**18,535**	**18,389**	**0.8%**	**54,769**	**53,544**	**2.3%**
Allowance for Loan Losses	(5,618)	(5,980)	-6.0%	(18,363)	(16,566)	10.8%
Provision for Loan Losses	(6,487)	(7,162)	-9.4%	(21,348)	(18,885)	13.0%
Income from the Recovery of Written-Off Loans	869	1,182	-26.5%	2,985	2,318	28.8%
General Expenses	(6,027)	(5,973)	0.9%	(17,912)	(16,656)	7.5%
Personnel Expenses	(2,795)	(2,765)	1.1%	(8,337)	(7,423)	12.3%
Administrative Expenses	(3,232)	(3,209)	0.7%	(9,575)	(9,233)	3.7%
Tax Expenses	(1,260)	(1,238)	1.7%	(3,612)	(3,591)	0.6%
Investments in Affiliates and Subsidiaries	47	40	18.1%	128	89	43.3%
Other Operating Income/Expenses	(3,047)	(3,261)	-6.5%	(8,589)	(3,440)	n.a.
Operating Income	**2,630**	**1,977**	**33.1%**	**6,421**	**13,380**	**-52.0%**
Non Operating Income	20	23	-13.1%	124	450	-72.4%
Recurring Net Profit before Tax	**2,651**	**2,000**	**32.5%**	**6,545**	**13,830**	**-52.7%**
Income Tax and Social Contribution	102	334	-69.5%	708	(2,515)	n.a.
Minority Interest	(23)	(25)	-6.9%	(75)	(104)	-27.8%
Recurring Net Profit	**2,729**	**2,309**	**18.2%**	**7,178**	**11,211**	**-36.0%**
Extraordinary events[1]	-	(50)	n.a.	(50)	-	n.a.
Net Profit	**2,729**	**2,259**	**20.8%**	**7,128**	**11,211**	**-36.4%**
Accounting Net Profit	**2,644**	**2,147**	**23.1%**	**6,854**	**10,962**	**-37.5%**

Recurring Net Profit and ROAE

R$ million


-2.5 p.p.
+1.9 p.p.
ROAE
15.6%
8.3%
10.6%
11.2%
13.1%
3,122
1,689
2,140
2,309
2,729
3Q22
4Q22
1Q23
2Q23
3Q23

(1) Extraordinary items: (i) Additional Provision: reversal of additional provision in the gross amount of R$ 1,450 million, recorded as "allowance forloan losses"; (ii) Tax liabilities relating to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998, with a gross negative impact of R$ 2,672 million, recorded as "Other Operating Income and Expenses"; (iii) Sale of 40% equity stake in Webmotors: revenue gain, with a gross positive impact of R$ 1,105 million, recorded as "Non-Operating Income"; (iv) Taxes on extraordinary items amounting to R$ 67 million.

Net Interest Income

R$ million	3Q23	2Q23	3Q23 x 2Q23	9M23	9M22	9M23 x 9M22
Clients NII	**14,240**	**14,422**	**-1.3%**	**42,977**	**42,285**	**1.6%**
Product NII	13,547	13,580	-0.2%	40,517	39,961	1.4%
Average Volume	555,842	550,730	0.9%	547,991	494,998	10.7%
Spread (annualized)	9.7%	9.9%	*-0.2 p.p.*	9.9%	10.8%	*-0.9 p.p.*
Markets NII	**-827**	**-843**	**-1.8%**	**-2,840**	**-2,974**	**-4.5%**
Net Interest Income	**13,413**	**13,579**	**-1.2%**	**40,137**	**39,311**	**2.1%**

Net interest income reached R$ 13,413 million in 3Q23, a decrease of 1.2% in three months. Clients NII came to R$ 14,240 million, a drop of 1.3% in the quarter.

Markets NII continued to show an improving trend in the quarter, with the positive impact of its sensitivity to the yield curve partially offset by lower trading results. In yearly terms, net interest income increased by 2.1%, driven by the positive momentum in Clients NII, primarily attributable to funding and market activity results.

Clients NII declined by 1.3% during the quarter. Product NII showed a slight drop owing to the product and client mix. Funding NII exhibited positive dynamics, with a noteworthy growth in volume. On an annual comparison, **Clients NII** rose by 1.6%, on the back of a good performance from Funding NII, influenced by higher volumes and spreads, which accompanied the higher interest rates throughout the year. The credit margin was affected by lower spreads resulting from the shift in the mix with better risk profile and the focus on collateralized products.

Markets NII showed positive performance in both the quarter and the year comparisons, in line with the trend of gradual improvement. The lower result due to its yield curve sensitivity was partially offset by reduced trading results in the quarter.

Evolution of net interest income

R$ million


Spread (p.a.)
Clients NII
Markets NII
-0.7 p.p.
-0.2 p.p.
10.3%
9.8%
10.1%
9.9%
9.7%
14,143
13,781
14,315
14,422
14,240
-1,545
-1,265
-1,170
-843
-827
3Q22
4Q22
1Q23
2Q23
3Q23

Fees

R$ million	3Q23	2Q23	3Q23 x 2Q23	9M23	9M22	9M23 x 9M22
Cards	1,415	1,371	3.2%	4,137	4,072	1.6%
Current Account Services	1,028	1,002	2.6%	3,023	2,880	5.0%
Insurance Fees	946	795	19.0%	2,496	2,485	0.5%
Securities Brokerage and Placement	409	428	-4.3%	1,196	1,113	7.5%
Credit Operations[1]	528	477	10.8%	1,476	1,341	10.0%
Asset Management and "Consórcios"	360	339	6.2%	1,049	921	13.8%
Asset Management	138	126	9.4%	403	447	-9.8%
"Consórcios"	222	213	4.2%	645	474	36.0%
Collection Services	337	323	4.2%	988	1,073	-8.0%
Others[1]	99	76	31.4%	268	348	-22.8%
Total Fees	**5,123**	**4,810**	**6.5%**	**14,632**	**14,233**	**2.8%**

Fee revenues totaled R$ 5,123 million in 3Q23, a 6.5% increase over the previous quarter, fueled by higher revenues from insurance, credit operations and cards. Year to date, these revenues rose 2.8% compared to the same period of the previous year, with credit operations, "consórcios" and current account services being the primary contributors.

Evolution of total fees

R$ million


+2.8%
+6.5%
4,734
5,075
4,699
4,810
5,123
3Q22
4Q22
1Q23
2Q23
3Q23

3Q23 fees breakdown

R$ million


4,810
44
26
151
-18
51
21
13
24
5,123
2Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations[1]
Asset Management and "Consórcios"
Collection Services
Others[1]
3Q23

Cards

Card revenues were R$ 1,415 million in 3Q23, increasing by 3.2% for the quarter and 5.5% compared to 3Q22, due to the expansion of transacted volume, higher spending per customer, and growth in card issuances.

We continue with our selective strategy, targeting customers with a better risk profile and focusing on the high-income segment, as our card portfolio for this customer profile grew by 25% over the year.

Turnover and average spending

R$ billion


100
110
106
112
115
82.5
27.2
55.2
90.1
30.4
59.6
81.9
26.6
55.2
83.7
26.5
57.2
86.2
26.8
59.3
3Q22
4Q22
1Q23
2Q23
3Q23
Credit
Debit
Average Spending (base 100)

Card revenues

R$ million


1,342
1,438
1,351
1,371
1,415
3Q22
4Q22
1Q23
2Q23
3Q23

(1) Beginning this quarter, revenues from asset appraisal fees, which were previously classified as "Other," have been included under "credit operations." For comparison purposes, we have reclassified the historical data starting from 2022.

Insurance

Insurance fees came to R$ 946 million in 3Q23, climbing by 19.0% during the quarter, fueled by advances in Open insurance, given increased commercial activity and the launch of new products and specific campaigns, as well as Related insurance, thanks to improved credit dynamics. Year to date, these fees rose by 0.5%. We reached R$ 7.9 billion in written premiums during the year and continued to stand out in the personal insurance segment, with a 11.6% market share in premiums, and in personal accident insurance, with a market share of 13.9%.

Insurance Revenue


R$ million
912
1,121
756
795
946
3Q22
4Q22
1Q23
2Q23
3Q23

Securities Brokerage and Placement

Securities brokerage and placement service fees totaled R$ 409 million in the period, down by 4.3% over the quarter due to lower revenues from financial advisory to companies. Year to date, these fees reached R$ 1,196 million, an increase of 7.5%, primarily owing to higher revenues from intermediation and financial advisory services to companies.

We hold the 3rd position in number of Deals[1] both in M&A and equities. Furthermore, we ranked 3rd in Local Fixed Income in terms of originated volume.

Securities brokerage and placement revenues


R$ million
343
368
358
428
409
3Q22
4Q22
1Q23
2Q23
3Q23

Current Account

Current account service fees amounted to R$ 1,028 million in 3Q23, representing a 2.6% increase over three months, primarily due to fee adjustments during the period. In the year to date, these revenues totaled R$ 3,023 million, representing growth of 5.0%, driven by the expansion of our customer base, particularly among business customers, fee adjustments, and the favorable impact of PIX for companies.

Current account revenues


R$ million
36.7
37.6
39.1
40.3
41.5
949
948
993
1,002
1,028
3Q22
4Q22
1Q23
2Q23
3Q23
Current Account Services
Account holders (millions)

Asset Management and "Consórcios"

Asset management and "consórcios" fees totaled R$ 360 million in the quarter, implying an increase of 6.2% in three months, due to growth in "consórcios" and investment fund management revenues, given the launch of new funds and better commercial dynamics. On an annual basis, these revenues grew by 13.8%, mostly influenced by higher "consórcio" origination.

Asset Management and "Consórcio" revenues


R$ million
266
115
151
336
194
142
349
210
140
339
213
126
360
222
138
3Q22
4Q22
1Q23
2Q23
3Q23
Asset Management
"Consórcios"

Credit operations[2] and Collections

Fees from credit operations were R$ 528 million in 3Q23, marking a 10.8% rise over a three-month period and a 10.0% expansion in the year to date, primarily driven by higher revenues from registration fees for individual and companies' customers.

Collection service revenues totaled R$ 337 million in the quarter, advancing by 4.2% in three months. Year to date, these revenues dropped by 8.0%, given the lower volume of collections during the period.

(1) Source: Dealogic. (2) Beginning this quarter, revenues from asset appraisal fees, which were previously classified as "Other," have been included under "credit operations." For comparison purposes, we have reclassified the historical data starting from 2022.

Allowance for loan losses and cost of credit

R$ million


4.4%
5.0%
4.5%[1]
3.9%[2]
3.6%
11.000
6,765[1]
6,209
7,364
5,980[2]
5,618
4.530
7,064
8,056
7,699
7,162
6,487
-854
-692
-934
-1,182
-869
3Q22
4Q22
1Q23
2Q23
3Q23
LLP
Recovery of written-off loans
Cost of credit - 3M
Considering the extraordinary events

Recurring allowance for loan losses totaled R$ 5,618 million in 3Q23, a quarterly decline of 6.0%, benefited by the strength of our balance sheet, given better loan vintages. The year-to-date result saw a 10.8% increase due to increase in loan portfolio and mix, particularly among individuals.

Recurring provision expenses in the 3Q23 decreased by 9.4% over a three-month period, reflecting our strategy of focusing on customers with a more favorable risk profile and on collateralized products, and increased by 13.0% in the year (cumulatively over 9 months), primarily driven by individuals.

Income from the recovery of written-off loans came to R$ 869 million in the quarter, meaning a decrease of 26.5% in three months and a cumulative rise of 28.8% over 9 months. We managed to maintain a good level of recovery, reinforcing the efficiency of our operating strategy, which is built upon excellence, technology, and the use of data, thereby attaining a more precise comprehension of our customers' life stage.

The three-month cost of credit declined to 3.6%, down by 0.3 p.p. in the quarter and 0.7 p.p. in the year, showing a quarterly improvement, underpinned by the quality of our new vintages.

Coverage ratio (Over 90 days)


226%
230%
244%
214%
230%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23

The coverage ratio reached 230% in September 2023, climbing by 16 p.p. in quarterly terms and 4 p.p. on an annual basis.

The balance of allowance for loan losses totaled R$ 34,636 million in September 2023, a drop of 2.4% in three months. In twelve months, there was an increase of 5.7%, impacted by older loan vintages and the renegotiated portfolio demanding additional provisions.

Required provisions fell by 2.6% in three months and increased by 6.0% in twelve months.

(1) Disregarding the effect of the additional provision booked in 1Q23. (2) Disregarding the impact of the additional provision reversal in 2Q23.

NPL Formation[1]


1.07%
1.27%
1.56%
1.70%
1.32%[2]
1.05%
5,033
6,161
7,618
6,604[2]
8,501
5,250
3Q22
4Q22
1Q23
2Q23
3Q23
NPL formation w/o renegotiated portfolio (R$ million)
NPL formation w/o renegotiated portfolio over the total portfolio[1]

(1) NPL Formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter. (2) Disregarding the active portfolio sale amounting to R$ 1.9 billion in 2Q23.

Recurring NPL formation totaled R$ 5,250 million in September 2023, improving by R$ 1,353 million in the quarter, largely influenced by the lower balance of the portfolio overdue by more than 90 days. The recurring NPL formation to loan portfolio ratio stood at 1.05% in the period, dropping by 0.27 p.p. in the quarter and virtually stable in the year.

Write-offs


0.85%
1.17%
1.38%
1.54%
1.35%
4,070
5,704
6,822
7,675
6,754
3Q22
4Q22
1Q23
2Q23
3Q23
Write-off (R$ million)
Write-off over loan portfolio[3]

Write-offs reached R$ 6,754 million in September 2023, declining by 12.0% or R$ 921 million in the quarter, primarily thanks to lower delinquencies. The write-off to loan portfolio ratio came to 1.35% in the period, falling by 0.19 p.p. in three months and up by 0.49 p.p. in the year.

(3) Loan portfolio average balance for the previous two quarters.

Renegotiated loan portfolio


48.5%
48.9%
54.4%
53.1%
52.7%
35,381
17,149
36,922
18,050
36,844
20,031
35,600
18,909
34,334
18,108
3Q22
4Q22
1Q23
2Q23
3Q23
Renegotiated Portfolio (R$ million)
Allowance for loan losses over renegotiated portfolio (R$ million)
Provisioning ratio

Renegotiated portfolio totaled R$ 34,334 million in September 2023, decreasing by 3.6% in three months and 3.0% over twelve months. In 3Q23, the renegotiated portfolio provisioning ratio reached 52.7%, down by 0.4 p.p. in the quarter and up by 4.3 p.p. in the year.

These operations comprise loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, including renegotiations of loans that had been written off in previous periods.

Loan quality

Over 90-day delinquency ratio


4.3%
4.3%
4.5%
4.8%
4.2%
3.0%
3.1%
3.2%
3.3%
3.0%
1.3%
1.4%
1.4%
1.4%
1.3%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
Corporate and SMEs
Individuals
Total


3.6%
3.7%
4.2%
4.1%
3.8%
0.1%
0.3%
0.1%
0.1%
0.1%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
SMEs
Corporate

The over-90-day delinquency ratio stood at 3.0% in September 2023, down by 0.3 p.p. for the quarter and stable for the year, with a notable improvement among Individuals, where it fell by 0.5 p.p. quarterly and remained stable on an annual basis. Among Corporate and SMEs segment, this ratio decreased by 0.1 in the quarter, thanks to SMEs, and stayed flat over the year.

In Individuals, the over-90-day delinquency ratio reached 4.2% in 3Q23, a decline of 0.5 p.p. for the quarter and stable for the year. In the Corporate and SMEs segment, this ratio came to 1.3% in September 2023, falling by 0.1 p.p. in three months and flat over twelve months. Among SMEs, the over-90-day delinquency ratio stood at 3.8%, decreasing by 0.3 p.p. over the quarter and increasing by 0.3 p.p. in the year.

In the Corporate segment, this ratio came to 0.1%, stable in the quarter and down by 0.1 p.p. for the year, remaining at controlled levels.

The new loan vintages, originated from Jan/22 onwards, continue to exhibit better quality, achieving a ratio of 2.9%, which is 0.3 p.p. lower than prior vintages.

15-to-90-day deliquency ratio


6.1%
6.3%
6.5%
5.9%
5.6%
4.3%
4.5%
4.5%
4.2%
4.0%
1.9%
2.0%
1.9%
1.8%
1.9%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
Corporate and SMEs
Individuals
Total


5.2%
5.6%
5.4%
5.2%
4.9%
0.3%
0.1%
0.2%
0.2%
0.5%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
SMEs
Corporate

The 15-to-90-day delinquency ratio hit 4.0% in September 2023, dropping by 0.1 p.p. for the quarter and 0.3 p.p. for the year, with a significant improvement among Individuals, evidencing the quality of the new loan vintages. Among Corporate and SMEs segment, this ratio climbed by 0.2 p.p. in three months and 0.1 p.p. over twelve months, with both increases being impacted by the Corporate segment.

The 15-to-90-day delinquency ratio among Individuals was 5.6% in September 2023, down by 0.4 p.p. for the quarter and 0.5 p.p. for the year. Among Corporate and SMEs segment, this ratio reached 1.9%, advancing by 0.2 p.p. in three months and 0.1 p.p. in twelve months. In SMEs, this delinquency ratio stood at 4.9%, declining by 0.3 p.p. quarterly and 0.2 p.p. yearly.

In the Corporate segment, the 15-to-90-day delinquency ratio came to 0.5%, up by 0.3 p.p. in the quarter and 0.2 p.p. in the year.

The new loan vintages, originated from Jan/22 onwards, continue to exhibit better quality, achieving a ratio of 3.7%, which is 1.0 p.p. lower than prior vintages.

Expenses

R$ million	3Q23	2Q23	3Q23 x 2Q23	9M23	9M22	9M23 x 9M22
Outsourced Services, Transports, Security and Financial System Services	(937)	(922)	1.6%	(2,759)	(2,596)	6.3%
Advertising, promotions and publicity	(209)	(170)	22.7%	(544)	(426)	27.7%
Data processing	(623)	(662)	-5.9%	(1,927)	(2,105)	-8.5%
Communications	(88)	(82)	6.8%	(250)	(263)	-4.7%
Rentals	(217)	(225)	-3.4%	(668)	(672)	-0.5%
Maintenance	(82)	(77)	6.9%	(232)	(232)	0.1%
Water, Electricity and Gas	(40)	(47)	-14.5%	(134)	(162)	-17.4%
Material	(29)	(31)	-7.2%	(86)	(99)	-13.7%
Other	(249)	(246)	1.5%	(747)	(684)	9.1%
Subtotal	**(2,474)**	**(2,462)**	**0.5%**	**(7,347)**	**(7,239)**	**1.5%**
Depreciation and Amortization[1]	(758)	(747)	1.5%	(2,228)	(1,994)	11.7%
Total Administrative Expenses	**(3,232)**	**(3,209)**	**0.7%**	**(9,575)**	**(9,233)**	**3.7%**
Compensation[2]	(1,793)	(1,828)	-1.9%	(5,467)	(4,972)	9.9%
Charges	(520)	(498)	4.5%	(1,518)	(1,145)	32.6%
Benefits	(438)	(414)	5.8%	(1,243)	(1,184)	4.9%
Training	(15)	(12)	23.5%	(47)	(48)	-0.3%
Other	(28)	(13)	n.a.	(63)	(74)	-15.2%
Total Personnel Expenses[2]	**(2,795)**	**(2,765)**	**1.1%**	**(8,337)**	**(7,423)**	**12.3%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,268)	(5,226)	0.8%	(15,685)	(14,662)	7.0%
Total General Expenses	**(6,027)**	**(5,973)**	**0.9%**	**(17,912)**	**(16,656)**	**7.5%**

General expenses amounted to R$ 6,027 million in 3Q23, a 0.9% increase over the previous three months, primarily driven by higher administrative expenses. In the breakdown of general expenses, expenses with business expansion[3] account to +1.4% of the quarter variation, while recurring expenses impact was -0.5%, underscoring our cost management. Over the 9-month cumulative period, expenses totaled R$ 17,912 million, representing a 7.5% year-on-year growth, impacted by higher administrative and personnel expenses. On an annual basis, expenses with business expansion account to +5.1% of annual variance in nine-months period of 2023, while recurring expenses impacted +2.4%.

Personnel expenses amounted to R$ 2,795 million in the quarter, rising by 1.1% compared to the previous quarter, due to higher charges and benefits resulting from the collective bargaining agreement applied to employees' salary base starting in September 2023. In the year to date, personnel expenses were R$ 8,337 million, marking a 12.3% increase from the same period of 2022. This increase can be attributed to the collective agreement applied to employees' salary base starting in September 2022, along with an increase in headcount, particularly in the technology and investment advisory departments, in line with our business strategy.

Administrative expenses, excluding depreciation and amortization, totaled R$ 2,474 million in 3Q23, climbing by 0.5% over the quarter, owing to increased expenses related to advertising promotions and marketing expenses. In the year-to-date period, these expenses saw a 1.5% rise, driven by higher costs associated with outsourced and specialized services, travel and transportation. Depreciation and amortization expenses, excluding the effect of goodwill, were R$ 758 million in 3Q23, rising by 1.5% in the quarter and 11.7% year-to-date compared to the same period of the previous year, explained by investments made in software and hardware.

Evolution of general expenses


R$ million
5,691
685
2,465
2,540
6,049
734
2,652
2,663
5,913
722
2,412
2,778
5,973
747
2,462
2,765
6,027
758
2,474
2,795
3Q22
4Q22
1Q23
2Q23
3Q23
Personnel Expenses
Administrative Expenses
Depreciation and Amortization[1]

(1) Excluding 100% of goodwill amortization expenses, which amounted to R$ 85 million in 3Q23 and R$ 111 million in 2Q23. (2) Including profit-sharing. (3) Expenses with business expansion includes expenses that must support our future growth, such as software amortization and commissions with third-parties to boost up sales.

Quarterly change in general expenses

R$ million


+53 MM
5,973
81
+1.4%[1]
-28
-0.5%[1]
6,027
2Q23
Expenses with business expansion [2]
Recurring Expenses
3Q23

Annual change in general expenses

R$ million


+1.256 MM
16,656
852
+5.1%[1]
404
+2.4%[1]
17,912
9M22
Expenses with business expansion [2]
Recurring Expenses
9M23

(1) Variations in relation to the total of the previous period. (2) Expenses with business expansion includes expenses that must support our future growth, such as software amortization and commissions with third-parties to boost up sales.

Employees


51,214
52,603
53,556
55,171
55,739
3Q22
4Q22
1Q23
2Q23
3Q23

Stores and points of sale


2,999
2,967
2,962
2,887
2,756
3Q22
4Q22
1Q23
2Q23
3Q23

Efficiency Ratio


37.4%
40.6%
40.8%
42.9%
42.2%
3Q22
4Q22
1Q23
2Q23
3Q23

The recurring efficiency ratio stood at 42.2% in 3Q23, a 0.7 p.p. drop in the quarter, benefiting from the growth base of total revenues. In the year-to-date period, this ratio reached 42.0%, a 6.2 p.p. increase in twelve months, owing to lower revenue generation due to lending selectivity and higher expenses resulting from business expansion and the 2022 collective bargaining agreement applied to the salary base from 3Q22, influencing the first eight months of 2023, coupled with the 2023 collective bargaining agreement effective from September 2023. We remain committed to controlling essential costs for our operations, promoting the optimization of our processes.

Other operation income and expenses

R$ million

	3Q23	2Q23	3Q23 x 2Q23	9M23	9M22	9M23 x 9M22
Expenses from credit cards	(876)	(840)	4.3%	(2,620)	(3,200)	-18.1%
Net Income from Capitalization	185	176	5.3%	494	477	3.4%
Provisions for contingencies	(1,051)	(1,019)	3.2%	(2,705)	(1,015)	n.a.
Other	(1,305)	(1,577)	-17.3%	(3,758)	298	n.a.
Recurring other operating income (expenses)	(3,047)	(3,261)	-6.5%	(8,589)	(3,440)	n.a.

Other operating income and expenses amounted to a recurring net expense of R$ 3,047 million in 3Q23, reflecting an improvement of 6.5% compared to the prior quarter.

Balance Sheet

R$ million

	Sep/23	Jun/23	Sep/23 x Jun/23	Sep/22	Sep/23 x Sep/22
Current Assets and Long-term Assets	**1,147,884**	**1,082,522**	**6.0%**	**992,747**	**15.6%**
Cash and Cash Equivalents	13,250	11,828	12.0%	6,884	92.5%
Interbank Investments	138,109	79,469	73.8%	74,786	84.7%
Securities and Derivative Financial Instruments	271,079	273,475	-0.9%	233,482	16.1%
Interbank Accounts	106,978	103,018	3.8%	96,767	10.6%
Lending Operations	388,356	382,750	1.5%	372,924	4.1%
Other Receivables	227,723	229,342	-0.7%	205,719	10.7%
Other Assets	2,390	2,641	-9.5%	2,186	9.4%
Permanent Assets	**14,209**	**14,195**	**0.1%**	**13,964**	**1.8%**
Temporary Assets	924	880	5.0%	897	3.0%
Fixed Assets	5,733	5,938	-3.4%	6,032	-5.0%
Intangibles	7,552	7,377	2.4%	7,035	7.3%
Total Assets	**1,162,093**	**1,096,717**	**6.0%**	**1,006,711**	**15.4%**
Current Liabilities and Long-term Liabilities	**1,076,131**	**1,011,400**	**6.4%**	**922,918**	**16.6%**
Deposits	465,528	439,297	6.0%	414,921	12.2%
Money Market Funding	135,858	112,550	20.7%	101,387	34.0%
Funds from Acceptance and Issuance of Securities	149,815	149,673	0.1%	119,803	25.1%
Interbank Accounts	2,545	2,746	-7.3%	2,658	-4.2%
Interbranch Accounts	4,411	4,842	-8.9%	5,235	-15.7%
Borrowings	94,720	76,805	23.3%	77,555	22.1%
Domestic Onlendings - Official Institutions	13,017	13,133	-0.9%	11,753	10.8%
Derivative Financial Instruments	27,170	27,874	-2.5%	27,235	-0.2%
Other Payables	183,067	184,481	-0.8%	162,373	12.7%
Minority Interest	**1,169**	**1,279**	**-8.6%**	**1,387**	**-15.7%**
Equity	**84,793**	**84,037**	**0.9%**	**82,406**	**2.9%**
Total Liabilities	**1,162,093**	**1,096,717**	**6.0%**	**1,006,711**	**15.4%**
Equity (excluding goodwill)	**83,807**	**82,959**	**1.0%**	**81,077**	**3.4%**

Total assets amounted to R$ 1,162 billion in September 2023, an increase of 6.0% in three months, primarily owing to growth in Interbank investments. Compared to the same period of the previous year, total assets grew by 15.4%, reflecting the expansion of interbank investments and securities portfolios. Shareholders' equity reached R$ 84,793 million during the period, advancing by 0.9% over three months and 2.9% in twelve months, or R$ 83,807million excluding the goodwill balance, up by 1.0% in the quarter and 3.4% in the year.

Securities

R$ million

	Sep/23	Jun/23	Sep/23 x Jun/23	Sep/22	Sep/23 x Sep/22
Public securities	163,382	170,043	-3.9%	151,046	8.2%
Private securities	77,258	73,616	4.9%	54,562	41.6%
Financial instruments	30,439	29,815	2.1%	27,874	9.2%
Total	**271,079**	**273,475**	**-0.9%**	**233,482**	**16.1%**

The securities portfolio stood at R$ 271,079 million in September 2023, meaning a decrease of 0.9% in three months, mainly due to the reduction in public securities (-3.9%). In twelve months, this portfolio expanded by 16.1%, attributed to the higher balance of private securities (+41.6%).

Expanded loan portfolio

R$ million

	Sep/23	Jun/23	Sep/23 x Jun/23		Sep/22	Sep/23 x Sep/22	
Individuals	232,721	229,104	1.6%		220,417	5.6%	
Consumer Finance[1]	66,112	67,515	-2.1%	1.4%[2]	67,928	-2.7%	0.3%[2]
SMEs	64,898	62,955	3.1%		60,964	6.5%	
Corporate	138,896	139,725	-0.6%		134,943	2.9%	
Total[3]	**502,626**	**499,298**	**0.7%**	1.1%[2]	**484,252**	**3.8%**	4.2%[2]
Private Securities	64,973	63,341	2.6%		46,107	40.9%	
Guarantees	57,888	54,576	6.1%		49,501	16.9%	
Expanded Portfolio	**625,487**	**617,215**	**1.3%**	1.7%[2]	**579,860**	**7.9%**	8.2%[2]

The loan portfolio totaled R$ 502,626 million in September 2023, representing a 0.7% increase from the previous quarter (or a 0.2% rise when excluding the impact of exchange rate fluctuations), attributed to a 3.1% expansion in SMEs (or an increase of 2.9% disregarding the effect of currency fluctuations). In twelve months, the loan portfolio increased by 3.8% (or 4.4% disregarding the effect of exchange rate variation), with emphasis on retail growth (5.6% for individuals and 6.5% in SMEs). The Companies loan portfolio amounted to R$ 203,794 million, reflecting a 0.5% growth over three months and 4.0% in twelve months (or a drop of 0.5% when excluding the exchange rate impact and rise by 5.6% in twelve months), and the Corporate loan portfolio reached R$ 138,896 million, a decrease of 0.6% versus the same three-month period and up by 2.9% in twelve months (or a reduction of 2.1% in three months and up by 5.0% in twelve months, if we disregard the exchange rate effect).

The expanded loan portfolio, which includes structured capital market operations involving credit risk and guarantees, reached R$ 625,487 million, increasing by 1.3% on a quarterly comparison and 7.9% in the year (or growth of 1.0% in three months and 8.4% in twelve months, disregarding the exchange rate effect), primarily due to guarantees in the quarter and due to increased growth in guarantees and securities in the year.

The new loan vintages, originated from January 2022, have exhibited a more favorable risk profile and already account for 63% of the total portfolio as of September, meaning a 22 p.p. increase over the year.

Our consumer finance portfolio experienced declines of 2.1% in the quarter and 2.7% in the year, affected by the sale of our entire stake in Banco PSA, whose portfolio amounted to R$ 2,302 million in Jun/23. However, if we exclude the impact of our stake in Banco PSA for prior periods, the consumer finance portfolio would have shown growth of 1.4% for the quarter and 0.3% for the year. Simultaneously, the overall portfolio would have expanded by 1.1% in three months and 4.2% in twelve months.

The balance of the foreign currency portfolio, comprising dollar-indexed loans, came to R$ 46,724 million, rising by 4.9% in the quarter and 13.5% in the year.

In September 2023, expanded loans to individuals accounted for 39.3% of the total balance of the expanded loan portfolio, a 0.3 p.p. increase from June 2023 and a 0.1 p.p. increase from the same period last year. The Corporate expanded loan portfolio experienced a decline in its share of the overall portfolio balance by 0.3 p.p. in three months and a 0.9 p.p. increase over the year, reaching 37.9% during the period. The share of private securities and guarantees relative to the total balance hit 19.6%, rising by 0.5 p.p. quarterly and 3.2 p.p. annually.

Quaterly change in the loan portfolio

R$ million


617,215
3,617
-1,403
1,943
-829
1,633
3,311
625,487
Jun/23
Individuals
Consumer Finance¹
SMEs
Corporate
Private Securities
Guarantees
Sep/23

(1) Impacted by the sale of our entire stake in Banco PSA, whose portfolio amounted to R$ 2,302 million in Jun/23. (2) Variations disregarding Banco PSA. (3) Disregarding exchange rate fluctuations, the total portfolio would have grown by 0.2% QoQ and 4.4% YoY. The Corporate portfolio would have decreased by 2.1% QoQ and increased by 5.0% YoY.

Loan concetration[1]

R$ million – set/23

	Volume (R$)	Concentration (Volume / Total Portfolio)
Biggest debtor	6,964	1.0%
10 biggest debtors	48,012	7.2%
20 biggest debtors	76,952	11.5%
50 biggest debtors	124,190	18.5%
100 biggest debtors	162,683	24.2%

In September 2023, only **24.2%** of our credit exposure was concentrated among the 100 largest debtors.

Loan portfolio by risk level



3Q22: 11% 7% 10% 30% 42%
4Q22: 12% 7% 9% 30% 41%
1Q23: 12% 8% 9% 31% 41%
2Q23: 12% 7% 9% 31% 41%
3Q23: 11% 8% 10% 30% 41%
D-H
C
B
A
AA

In September 2023, portfolios rated "AA to A" comprised 71.2% of our total loan book, down by 0.7 p.p. in quarterly terms and 0.8 p.p. on an annual basis. Portfolios rated "B to C" increased by 1.2 p.p. over the quarter and 0.9 p.p. in the year, while "D to H" portfolios decreased by 0.4 p.p. in three months and 0.1 p.p. over twelve months.

Loan portfolio by product

R$ million

	Sep/23	Jun/23	Sep/23 x Jun/23		Sep/22	Sep/23 x Sep/22	
Individuals	232,721	229,104	1.6%		220,417	5.6%	
Leasing / Auto loan	5,277	4,936	6.9%		4,416	19.5%	
Credit Card	46,156	45,788	0.8%		44,439	3.9%	
Payroll Loans	64,638	62,702	3.1%		57,504	12.4%	
Mortgages	58,655	57,825	1.4%		55,405	5.9%	
Agricultural Loans	10,775	9,630	11.9%		9,708	11.0%	
Personal Loans / Other	47,220	48,224	-2.1%		48,945	-3.5%	
Consumer Finance	66,112	67,515	-2.1%	1.4%[2]	67,928	-2.7%	0.3%[2]
Individuals	57,677	58,194	-0.9%		57,525	0.3%	
Companies	8,435	9,321	-9.5%		10,402	-18.9%	
Corporate and SMEs	203,794	202,680	0.5%		195,907	4.0%	
Leasing / Auto loan	3,431	3,299	4.0%		3,359	2.2%	
Mortgages	2,182	2,094	4.2%		1,849	18.0%	
Trade Finance	41,975	42,956	-2.3%		38,677	8.5%	
On-lending	11,267	11,328	-0.5%		9,712	16.0%	
Agricultural Loans	7,049	3,101	127.3%		5,798	21.6%	
Working Capital / Others	137,890	139,901	-1.4%		136,512	1.0%	
Total	**502,626**	**499,298**	**0.7%**	1.1%[2]	**484,252**	**3.8%**	4.2%[2]
Private securities[1]	64,973	63,341	2.6%		46,107	40.9%	
Guarantees	57,888	54,576	6.1%		49,501	16.9%	
Expanded Loan Portfolio[2]	**625,487**	**617,215**	**1.3%**	1.7%[2]	**579,860**	**7.9%**	8.2%[2]

In the individual loan portfolio, 67% is secured (+1.2 p.p. in the quarter and +2.5 p.p. in the year), underscoring our focus on collateralized products.

(1) Including: credit installments to be released to construction companies/developers, the position of debentures, promissory notes, and mortgage receivables certificates – CRI, as well as the credit risk associated with derivatives. (2) Variations disregarding Banco PSA.

Portfolio of loans to individuals

Loans to individuals totaled R$ 232,721 million in September 2023, up by 1.6% in three months, largely attributed to payroll loans, which grew by 3.1%, and agribusiness loans, with an increase of 11.9%.

In comparison with the same period of 2022, loans to individuals expanded by 5.6%, driven by the increase in payroll loans (12.4%), mortgages (5.9%), and credit cards (3.9%).

In September 2023, 67% of the overall individual loan portfolio, including Santander Financiamentos, was backed by collateral, representing growth of 1.2 p.p. for the quarter and 2.5 p.p. for the year.

The credit card portfolio reached R$ 46,156 million, climbing by 0.8% in the quarter and 3.9% over twelve months. We remain focused on higher quality clients when granting new credit, supported by a better risk profile.

Payroll loans amounted to R$ 64,638 million, advancing by 3.1% quarterly and 12.4% annually. This product is being prioritized due to its low-risk profile and positive impact on customer loyalty.

Individual loan portfolio mix by product


2.0%
4.4%
20.2%
22.2%
25.1%
26.1%
2.2%
4.2%
20.0%
21.0%
25.2%
27.4%
2.3%
4.6%
19.8%
20.3%
25.2%
27.8%
Sep22
Jun/23
Sep/23
Payroll Loans
Mortgages
Personal Loan / Other
Credit Card
Agribusiness
Leasing / Auto Loan

Mortgage loans saw quarterly growth of 1.4% and an annual expansion of 5.9%, totaling R$ 58,655 million, thus contributing to our focus on collateralized products.

The personal loans/others balance stood at R$ 47,220 million, dropping by 2.1% in the quarter and 3.5% over twelve months.

Mortgage

In September 2023, the mortgage portfolio, considering both individuals and companies, came to R$ 60,837 million, growing by 1.5% over the previous quarter and 6.3% compared to September 2022.

Evolution of the loan portfolio

R$ million


57,254
3%
97%
59,919
3%
97%
60,837
4%
96%
Sep/22
Jun/23
Sep/23
Individuals
Corporate & SMEs

Loan-to-Value Individuals (LTV)

R$ million


53%
64%
50%
56%
50%
58%
Sep/22
Jun/23
Sep/23
Portfolio
Vintage (quarter average)

Consumer Finance

The consumer finance portfolio reached R$ 66,112 million, declining by 2.1% from the previous quarter and 2.7% from a year earlier, mostly impacted by the sale of our entire stake in Banco PSA, whose portfolio amounted to R$ 2,302 million in Jun/23. It is worth noting that this quarter we achieved record levels of auto loan origination, fueled by new strategic partnerships.

Furthermore, the consumer goods portfolio showed reductions of 13.8% for the quarter and 23.5% for the year.

Consumer finance portfolio mix

R$ million


67,928
15.3%
84.7%
67,515
13.6%
86.4%
66,112
12.0%
88.0%
Sep/23
Jun/23
Sep/22
Vehicles
Goods & Services

Auto loans

The overall portfolio of auto loans to individuals, which comprises operations conducted by both the financing unit (bank correspondents) and Santander's branch network, reached R$ 58,290 million in the period, increasing by 0.1% in the quarter and 1.3% in twelve months (or an increase of 4.2% in the quarter and 5.0% in twelve months excluding the effect of our stake in Banco PSA for previous periods).

Our portfolio LTV hit 51.2%. We maintained our market leadership with a 22% share of auto loans to individuals[1].

Individual loan portfolio by channel

R$ million


57,554
4,416
53,139
58,234
4,936
53,298
58,290
5,277
53,014
Sep/23
Jun/23
Sep22
Internal channel
Santander Financiamentos

Auto loan origination

R$ million


9,090
8,840
10,460
3Q22
2Q23
3Q23

Origination in the top ratings (Sep/23): **84%**

Portfolio LTV (Sep/23): **51.2%**

Corporate and SMEs loans

The expanded Corporate and SMEs loan portfolio totaled R$ 311,750 million, meaning an increase of 1.5% in three months, mainly due to agribusiness loans. In twelve months, this portfolio grew by 10.2%, driven by the good performance of on-lending (+16.0%), foreign trade (+8.5%), and agribusiness loans (+21.6%). Moreover, in the year we highlight the growth of 42.6% in rural bonds ("CPR") among business customers and 31.4% in debentures. 34.6% of our expanded Corporate and SMEs loan portfolio is comprised of guarantees and private securities (+3.9 p.p. YoY).

The expanded Corporate loan portfolio amounted to R$ 236,966 million, up by 0.7% quarterly and up by 10.6% annually. We highlight the growth of 41.1% in CPR and 32.5% in debentures over the year.

The expanded SME loan portfolio came to R$ 74,784 million, rising by 4.1% in three months and 8.9% in the year. Companies with revenues ranging between R$ 30 million and R$ 200 million account for 44% of the total "AA-H" loans in the SME portfolio.

Expanded Corporate and SMEs loan portfolio mix by segment

R$ million


282,905
24%
76%
307,261
23%
77%
311,750
24%
76%
Sep22
Jun/23
Sep/23
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument


34.6%
65.4%
Private Securities and guarantees
Loan portfolio

(1) As of Aug/23.

Funding from clients

R$ million	Sep/23	Jun/23	Sep/23 x Jun/23	Sep/22	Sep/23 x Sep/22
Demand deposits	44,012	39,715	10.8%	39,517	11.4%
Saving deposits	57,283	57,672	-0.7%	60,237	-4.9%
Time deposits	359,383	337,196	6.6%	310,981	15.6%
Repo products[1]	19,010	18,526	2.6%	12,255	55.1%
Mortgage (LCI) and Agribusiness (LCA) credit notes	71,672	71,679	0.0%	54,573	31.3%
Others[2]	60,005	60,503	-0.8%	49,734	20.7%
Funding from clients	**611,365**	**585,291**	**4.5%**	**527,297**	**15.9%**

The clients funding balance totaled R$ 611,365 million in September 2023, rising by 4.5% in the quarter and 15.9% in yearly terms, reflecting higher volumes of time deposits and demand deposits, still resulting from the greater attractiveness of fixed income investments given the current level of interest rates and our focus on investment, with highlight to AAA. In the year, we also highlight the growth in mortgage credit notes ("LCI") and agribusiness credit notes ("LCA") of 31.3%.

Loan to funding Ratio

R$ million	Sep/23	Jun/23	Sep/23 x Jun/23	Sep/22	Sep/23 x Sep/22
Funding from clients (A)	**611,365**	**585,291**	**4.5%**	**527,297**	**15.9%**
(-) Reserve Requirements	(83,389)	(77,403)	7.7%	(73,496)	13.5%
Funding Net of Reserve Requirements	**527,976**	**507,888**	**4.0%**	**453,801**	**16.3%**
Borrowing and Onlendings	13,074	13,197	-0.9%	11,777	11.0%
Subordinated Debts	19,950	19,008	5.0%	20,009	-0.3%
Offshore Funding	111,570	93,042	19.9%	91,797	21.5%
Total Funding (B)	**672,570**	**633,135**	**6.2%**	**577,383**	**16.5%**
Assets under management[3]	405,437	400,215	1.3%	396,426	2.3%
Total Funding and Asset under management	**1,078,007**	**1,033,350**	**4.3%**	**973,809**	**10.7%**
Total Credit[4] (C)	567,600	562,639	0.9%	530,359	7.0%
C/B (%)	84.4%	88.9%	-4.5 p.p.	91.9%	-7.5 p.p.
C/A (%)	92.8%	96.1%	-3.3 p.p.	100.6%	-7.7 p.p.



(C/A)
(C/B)
100.6%
99.2%
97.7%
96.1%
92.8%
91.9%
92.0%
91.0%
88.9%
84.4%
Funding from clients (R$ billion)
Repo products[1]
Demand deposits
Saving deposits
Others[2]
Mortgage (LCI) and Agribusiness (LCA) credit notes
Time deposits
527.3
545.3
566.2
585.3
611.4
2.3%
3.2%
3.4%
3.2%
3.1%
7.5%
11.4%
9.4%
10.3%
59.0%
6.5%
11.0%
9.8%
10.7%
58.8%
6.5%
10.4%
10.3%
11.4%
58.0%
6.8%
9.9%
10.3%
12.2%
57.6%
7.2%
9.4%
9.8%
11.7%
58.8%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23

The loan portfolio to clients funding ratio was 92.8% in September 2023, dropping by 3.3 p.p. in the quarter and 7.7 p.p. over the same period of the previous year. The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 84.4%, down by 4.5 p.p. in three months and 7.5 p.p. in twelve months. Santander maintains satisfactory and comfortable levels of liquidity, ensuring stability between funding and lending through its consolidated funding structure.

(1) Backed by debentures. (2) Financial bills, secured mortgage notes, and COE. (3) According to AMBIMA. (4) Disregarding guarantees. Considering private securities.

Capital

R$ million	Sep/23	Jun/23	Sep/23 x Jun/23	Sep/22	Sep/23 x Sep/22
Tier I Capital	79,341	78,891	0.6%	79,069	0.3%
CET1	72,776	72,686	0.1%	72,005	1.1%
Additional Tier I	6,565	6,205	5.8%	7,064	-7.1%
Tier II Capital	13,680	13,078	4.6%	13,208	3.6%
Adjusted Capital (Tier I and II)	**93,021**	**91,970**	**1.1%**	**92,277**	**0.8%**
Risk Weighted Assets (RWA)	**650,332**	**683,040**	**-4.8%**	**637,457**	**2.0%**
Credit Risk Capital requirement	559,687	591,586	-5.4%	554,105	1.0%
Market Risk Capital requirement	30,153	34,694	-13.1%	23,278	29.5%
Operacional Risk Capital requirement	60,492	56,760	6.6%	60,073	0.7%
Basel Ratio	**14.3%**	**13.5%**	**0.8 p.p.**	**14.5%**	**-0.2 p.p.**
Tier I	**12.2%**	**11.6%**	**0.6 p.p.**	**12.4%**	**-0.2 p.p.**
CET1 (%)	11.2%	10.6%	0.5 p.p.	11.3%	-0.1 p.p.
Additional Tier I (%)	1.0%	0.9%	0.1 p.p.	1.1%	-0.1 p.p.
Tier II	**2.1%**	**1.9%**	**0.2 p.p.**	**2.1%**	**0.0 p.p.**

The BIS ratio reached 14.3%, which represents a rise of 0.8 p.p. in the quarter, mostly attributable to the reduction in risk-weighted assets (RWA). Compared to the same period of the previous year, the BIS ratio decreased by 0.2 p.p. primarily due to the 2.0% increase in risk-weighted assets, particularly credit and market risks. It is important to note that the implementation of the Central bank resolution 229, on July 1st, 2023, benefited the RWA, as highlighted in 2Q23. The BIS ratio exceeds by 2.8 p.p. the sum of the minimum regulatory capital and conservation capital requirements.

Annual Evolution



14.5%
12.4%
1.1%
11.3%
0.1 p.p.
-0.2 p.p.
12.2%
1.0%
11.2%
14.3%
BIS Ratio Sep/22
Tier 1 Sep/22
Net profit, Dividends and IoC
RWA
Tier 1 Sep/23
BIS Ratio Sep/23

Quarter Evolution



13.5%
11.6%
0.9%
10.6%
0.0 p.p.
0.5 p.p.
12.2%
1.0%
11.2%
14.3%
BIS Ratio Jun/23
Tier 1 Jun/23
Net profit, Dividends and IoC
RWA
Tier 1 Sep/23
BIS Ratio Sep/23
BIS ratio
CET 1 ratio
Complementary Capital Tier 1 ratio

Capital



14.5%
11.3%
13.9%
10.8%
13.8%
10.8%
13.5%
10.6%
14.3%
11.2%
Sep/22
Dec/22
Mar/23
Jun/23
Sep/23
BIS Ratio
CET1 Ratio

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

	3Q23	Reclassificações					3Q23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,758**	**73**	**(145)**	**-**	**-**	**(274)**	**13,413**
Allowance for Loan Losses	(6,038)	-	145	-	-	274	(5,618)
Net Interest Income After Loan Losses	**7,721**	**73**	**1**	**-**	**-**	**-**	**7,794**
Fees	5,239	-	-	-	-	(116)	5,123
General Expenses	(5,595)	-	-	85	(517)	-	(6,027)
Personnel Expenses	(2,278)	-	-	-	(517)	-	(2,795)
Administrative Expenses	(3,317)	-	-	85	-	-	(3,232)
Tax Expenses	(1,187)	(73)	-	-	-	-	(1,260)
Investments in Affiliates and Subsidiaries	47	-	-	-	-	-	47
Other Operationg Income/Expenses	(3,162)	-	(1)	-	-	116	(3,047)
Operating Income	**3,062**	**-**	**0**	**85**	**(517)**	**-**	**2,630**
Non Operation Income	20	-	-	-	-	-	20
Net Profit Before Tax	**3,083**	**-**	**0**	**85**	**(517)**	**-**	**2,651**
Income Tax and Social Contribution	102	-	-	-	-	-	102
Profit Sharing	(517)	-	-	-	517	-	-
Minority Interest	(23)	-	-	-	-	-	(23)
Net Profit	2,644	-	0	85	-	-	2,729

	2Q23	Reclassificações					2Q23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,829**	**(101)**	**(263)**	**-**	**-**	**114**	**13,579**
Allowance for Loan Losses	(4,664)	-	248	-	-	(1,564)	(5,980)
Net Interest Income After Loan Losses	**9,165**	**(101)**	**(15)**	**-**	**-**	**(1,450)**	**7,599**
Fees	4,810	-	-	-	-	-	4,810
General Expenses	(5,629)	-	-	111	(455)	-	(5,973)
Personnel Expenses	(2,309)	-	-	-	(455)	-	(2,765)
Administrative Expenses	(3,320)	-	-	111	-	-	(3,209)
Tax Expenses	(1,339)	101	-	-	-	-	(1,238)
Investments in Affiliates and Subsidiaries	40	-	-	-	-	-	40
Other Operationg Income/Expenses	(5,947)	-	15	-	-	2,672	(3,261)
Operating Income	**1,099**	**-**	**(0)**	**111**	**(455)**	**1,222**	**1,977**
Non Operation Income	1,128	-	-	-	-	(1,105)	23
Net Profit Before Tax	**2,227**	**-**	**(0)**	**111**	**(455)**	**117**	**2,000**
Income Tax and Social Contribution	401	-	-	-	-	(67)	334
Profit Sharing	(455)	-	-	-	455	-	-
Minority Interest	(25)	-	-	-	-	-	(25)
Net Profit	2,147	-	(0)	111	-	50	2,309

Extraordinary Events	3Q23	2Q23
Recurring Net Profit	**2,729**	**2,309**
Additional provision	-	1,450
Tax liabilities	-	(2,672)
Sale of Webmotors' stake	-	1,105
Taxes of extraordinary events	-	67
Net profit	2,729	2,259

Reconciliation of accounting and managerial results

R$ million	9M23	Reclassificações					9M23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**40,730**	**(79)**	**(662)**	**-**	**-**	**147**	**40,137**
Allowance for Loan Losses	(21,552)	-	550	-	-	2,639	(18,363)
Net Interest Income After Loan Losses	**19,179**	**(79)**	**(112)**	**-**	**-**	**2,786**	**21,774**
Fees	14,748	-	-	-	-	(116)	14,632
General Expenses	(16,655)	-	-	274	(1,531)	-	(17,912)
Personnel Expenses	(6,806)	-	-	-	(1,531)	-	(8,337)
Administrative Expenses	(9,849)	-	-	274	-	-	(9,575)
Tax Expenses	(3,690)	79	-	-	-	-	(3,612)
Investments in Affiliates and Subsidiaries	128	-	-	-	-	-	128
Other Operationg Income/Expenses	(7,493)	-	112	-	-	(1,208)	(8,589)
Operating Income	**6,217**	**-**	**0**	**274**	**(1,531)**	**1,462**	**6,421**
Non Operation Income	1,229	-	-	-	-	(1,105)	124
Net Profit Before Tax	**7,446**	**-**	**0**	**274**	**(1,531)**	**357**	**6,545**
Income Tax and Social Contribution	1,015	-	-	-	-	(307)	708
Profit Sharing	(1,531)	-	-	-	1,531	-	-
Minority Interest	(75)	-	-	-	-	-	(75)
Net Profit	**6,854**	**-**	**0**	**274**	**-**	**50**	**7,178**

R$ million	9M22	Reclassifications					9M22
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**40,214**	**(62)**	**(770)**	**-**	**-**	**(72)**	**39,311**
Allowance for Loan Losses	(17,403)	-	764	-	-	72	(16,566)
Net Interest Income After Loan Losses	**22,812**	**(62)**	**(6)**	**-**	**-**	**-**	**22,744**
Fees	14,233	-	-	-	-	-	14,233
General Expenses	(15,300)	-	-	249	(1,605)	-	(16,656)
Personnel Expenses	(5,818)	-	-	-	(1,605)	-	(7,423)
Administrative Expenses	(9,482)	-	-	249	-	-	(9,233)
Tax Expenses	(3,653)	62	-	-	-	-	(3,591)
Investments in Affiliates and Subsidiaries	89	-	-	-	-	-	89
Other Operationg Income/Expenses	(3,446)	-	6	-	-	-	(3,440)
Operating Income	**14,736**	**-**	**(0)**	**249**	**(1,605)**	**-**	**13,380**
Non Operation Income	450	-	-	-	-	-	450
Net Profit Before Tax	**15,186**	**-**	**(0)**	**249**	**(1,605)**	**-**	**13,830**
Income Tax and Social Contribution	(2,515)	-	-	-	-	-	(2,515)
Profit Sharing	(1,605)	-	-	-	1,605	-	-
Minority Interest	(104)	-	-	-	-	-	(104)
Net Profit	**10,962**	**-**	**(0)**	**249**	**-**	**-**	**11,211**

Extraordinary Events	9M23	9M22
Recurring Net Profit	**7,178**	**11,211**
Additional provision	(2,786)	-
Tax liabilities	1,324	-
Sale of Webmotors' stake	1,105	-
Taxes of extraordinary events	307	-
Net profit	7,128	11,211

(1) Foreign Exchange Hedge: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries);
(2) Credit Recovery: Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events:

2022

1Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.
2Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.
3Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.

2023

1Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Allowance for Loan Losses, Other Operating Income/Expenses, and Income Tax and Social Contribution: extraordinary event concerning the reversal of provisions for tax risks, related to the legal discussion surrounding Law No. 9,718/1998, whose assessment of loss risk was classified as possible, thus not requiring provisioning. This generated a positive managerial result of R$ 4.2 billion, recorded as other operating revenues, wa offset by additional provisions for balance sheet strengthening, which were recorded as allowance for loan losses. Further details can be found in the BRGAAP Financial Statement, Note 19. (Provisions, Contingent Liabilities, Contingent Assets, and Legal Obligations - Tax and Social Security).

2Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. In Allowance for Loan Losses: reversal of additional provision in the gross amount of R$ 1,450 million. Other Operating Income/Expenses: recording of provisions for tax risks related to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998, with a gross negative impact of R$ 2,672 million. Non-Operating Income: revenue from the sale of a 40% equity stake in Webmotors, with a gross positive impact of R$ 1,104 million.

3Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance non-recurring revenues from Fees to Other Operating Income/Expenses.